Exhibit 99.5

Cleopatra Gas Gathering Company, LLC
Financial Statements
December 31, 2018 and 2017

Exhibit 99.5

Cleopatra Gas Gathering Company, LLC
Financial Statements
Years Ended December 31, 2018 and 2017

Contents

Report of Independent Auditors..................................................................................................................................................	1
Financial Statements
Balance Sheets.............................................................................................................................................................................	2
Statements of Income..................................................................................................................................................................	3
Statements of Changes in Members’ Capital...............................................................................................................................	4
Statements of Cash Flows...........................................................................................................................................................	5
Notes to Financial Statements.....................................................................................................................................................	6

Exhibit 99.5

Report of Independent Auditors

The Management Committee and Members
Cleopatra Gas Gathering Company, LLC

We have audited the accompanying financial statements of Cleopatra Gas Gathering Company, LLC, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income, members’ capital and cash flows for the years then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cleopatra Gas Gathering Company, LLC at December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas
February 18, 2019

Exhibit 99.5

Cleopatra Gas Gathering Company, LLC
Balance Sheets

	December 31
	2018	2017
	(In Thousands)
Assets
Current assets:
Cash and cash equivalents	$3,784	$4,455
Accounts receivable:
Related parties	1,984	2,557
Third parties	318	277
Total current assets	6,086	7,289

Pipelines and equipment, net	226,046	231,616
Total assets	$232,132	$238,905

Liabilities and members' capital
Current liabilities:
Payable to related parties	$173	$105
Accounts payable and accrued liabilities	618	302
Total current liabilities	791	407

Asset retirement obligation	5,774	5,454
Members' capital	225,567	233,044
Total liabilities and members' capital	$232,132	$238,905

The accompanying notes are an integral part of these financial statements.

Exhibit 99.5

Cleopatra Gas Gathering Company, LLC
Statements of Income

	Year Ended December 31
	2018	2017
	(In Thousands)
Revenue
Transportation revenue
Related parties	$20,779	$21,040
Third parties	2,262	2,633
Interest income	61	48
	23,102	23,721

Costs and expenses
Operating and maintenance expenses	3,741	2,041
General and administrative expenses	1,148	1,121
Depreciation and amortization	5,570	5,671
Property taxes	—	21
Accretion expense - asset retirement obligation	320	303
Total costs and expenses	10,779	9,157
Net income	$12,323	$14,564

The accompanying notes are an integral part of these financial statements.

Exhibit 99.5

Cleopatra Gas Gathering Company, LLC
Statements of Changes in Members Capital
Years Ended December 31, 2018 and 2017
(In Thousands)

Members' capital at January 1, 2017	$238,730
Member distributions	(20,250)
Net income	14,564
Members' capital at December 31, 2017	233,044
Member distributions	(19,800)
Net income	12,323
Members' capital at December 31, 2018	$225,567

The accompanying notes are an integral part of these financial statements.

Exhibit 99.5

Cleopatra Gas Gathering Company, LLC
Statements of Cash Flows

	Year Ended December 31
	2018	2017
	(In Thousands)
Cash flows from operating activities
Net income	$12,323	$14,564
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,570	5,671
Accretion expense - asset retirement obligation	320	303
Changes on working capital:
Decrease (increase) in accounts receivable - affiliates	573	(537)
(Increase) decrease in accounts receivable - third parties	(41)	150
Increase (decrease) in accounts payable - affiliates	68	(2,129)
Increase in accounts payable and accrued liabilities	316	288
Net cash provided by operating activities	19,129	18,310

Cash flows from financing activities
Member distributions	(19,800)	(20,250)
Net cash used in financing activities	(19,800)	(20,250)

Net decrease in cash and cash equivalents	(671)	(1,940)
Cash and cash equivalents at the beginning of year	4,455	6,395
Cash and cash equivalents at the end of year	$3,784	$4,455

The accompanying notes are an integral part of these financial statements.

Exhibit 99.5

Cleopatra Gas Gathering Company, LLC
Notes to Financial Statements
December 31, 2018 and 2017
1. Organization and Nature of Business

Cleopatra Gas Gathering Company, LLC (the Company) was formed as a Delaware limited liability company on June 15, 2001.

Pursuant to the limited liability company agreement, the ownership interest in the Company is: Mardi Gras Transportation System, Inc. (MGTSI) – 53%, BHP Billiton Petroleum (Deepwater), Inc. – 22%, Enbridge Offshore (Gas Transmission), LLC – 22%, Union Oil Company of California – 2% and Shell Midstream Partners, LP (Shell) – 1%. Contributions and distributions, as well as profits and losses, are required to be allocated among the Members on a pro rata basis in accordance with their respective interests. As the Company is a limited liability company, no member is liable for debts, obligations, or liabilities, including under a judgment decree or order of a court. The Company shall continue until such time as a certificate of cancellation is filed with the Secretary of the State of Delaware.

The purpose and business of the Company is to plan, design, construct, acquire, own, maintain, and operate the Cleopatra Gas Gathering System (the Pipeline), to market the services of the Pipeline, and to engage in any activities directly or indirectly relating thereto. The 115-mile-long Pipeline, consisting of a 20-inch-diameter mainline and 16 inch-diameter laterals, will initially deliver production from the Holstein, Mad Dog, and Atlantis fields in Southern Green Canyon to the Manta Ray pipeline system in Ship Shoal Block 332 and is designed to deliver a maximum of 500 million cubic feet per day. Other fields are anticipated to be tied into the Pipeline as they are discovered and developed.

Operating Agreements

On February 11, 2002, the Company entered into the Operating, Management, and Administrative Agreement (prior Operating Agreement) with MGTSI, which provides the guidelines under which MGTSI is to operate and maintain the Pipeline and perform all required administrative functions. This agreement was cancelled on July 1, 2017, with the transition of operatorship to Shell Pipeline Company, LP (SPLC).

On July 1, 2017, the Company entered into the Operating and Administrative Management Agreement (the Operating Agreement) with SPLC, which provides the guidelines under which SPLC is to operate and maintain the Pipeline and perform all required administrative functions. SPLC is an affiliate of Shell.

2. Summary of Significant Accounting Policies

The following significant accounting policies are practiced by the Company and are presented as an aid to understanding the financial statements.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid temporary cash investments having an original maturity of three months or less when purchased.

Accounts Receivable

The Company’s accounts receivable represents valid claims against customers for transportation services. We establish provisions for losses on accounts receivable due from shippers if we determine that we will not collect all or part of the outstanding balance. Outstanding customer receivables are regularly reviewed for possible nonpayment indicators and allowances for doubtful accounts are recorded based upon management’s estimate of collectability at each balance sheet date. As of December 31, 2018 and 2017, we did not have any allowance for doubtful accounts.

Exhibit 99.5

Concentration of Credit Risk

A significant portion of the Company’s revenues and receivables are from related parties as well as certain other oil and gas companies. While management considers the risk of significant loss remote, given our concentration of customers, we may be exposed to credit risk as our customers may be similarly affected by changes in economic, regulatory, regional, and other factors. The following table shows revenues from affiliate customers that accounted for a 10% or greater share of total revenues for the indicated years:

	December 31
	2018	2017
	(In Thousands)
Customer A (affiliate)	$11,456	$11,298
Customer B (affiliate)	8,700	9,117

The following table shows accounts receivable from affiliate customers that accounted for a 10% or greater share of total net accounts receivable for the indicated period ends:

	December 31
	2018	2017
	(In Thousands)
Customer A (affiliate)	$1,082	$970
Customer B (affiliate)	831	1,523

Development and production of crude in the service area of the pipeline are subject to, among other factors, prices of crude and federal and state energy policy, none of which are within the Company’s control.

We have concentrated credit risk for cash by maintaining deposits in a major bank, which may at times exceed amounts covered by insurance provided by the United States Federal Deposit Insurance Corporation (“FDIC”). We monitor the financial health of the bank and have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk.

Pipelines and Equipment, Net

Pipelines and equipment are recorded at historical cost less accumulated depreciation and impairment charges, if any. Additions and improvements to the assets under construction are capitalized. Pipelines and equipment consist primarily of the offshore underwater gathering system, which includes rights-of-way, pipe, equipment, material, labor, and overhead. Depreciation is determined by using the straight-line method over the estimated useful lives of the assets. The Company uses one estimated useful life for the pipelines and equipment, which is based on the longest useful life of the connecting platforms. As of December 31, 2018, the remaining estimated useful life of the pipelines and equipment was 40 years.

Line fill, included in pipelines and equipment, represents gas acquired to commence operations of the Pipeline and is valued at historical cost less any historical impairments.

Impairment of Long-lived Assets

Long-lived assets of identifiable business activities are evaluated for impairment when events or changes in circumstances indicate, in our management’s judgment, that the carrying value of such assets may not be recoverable. These events include market declines that are believed to be other than temporary, changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in the legal or business environment such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our carrying values based on the long-lived asset’s ability to generate future cash flows on an undiscounted basis. When an indicator of impairment has occurred, we compare our management’s estimate of forecasted undiscounted future cash flows attributable to the assets to the carrying value of the assets to determine whether the assets are recoverable (i.e., the undiscounted future cash flows exceed the net carrying value of the assets). If the assets are not recoverable, we determine the amount of the impairment recognized in the financial statements by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. We determined that there were no asset impairments in the years ended December 31, 2018 or 2017.

Exhibit 99.5

Asset Retirement Obligation

The Company accounts for its asset retirement obligations (ARO) in accordance with Accounting Standards Codification (ASC) 410-20, Asset Retirement Obligations. ASC 410-20 specifies that an entity is required to recognize a liability for the fair value of a conditional ARO when incurred if the fair value of the liability can be reasonably estimated. ASC 410-20 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or normal operation of long-lived assets. When the liability is initially recorded, the Company capitalizes an equivalent amount as part of the cost of the asset. Over time, the liability will be accreted for the change in its present value each period, and the capitalized cost will be depreciated over the useful life of the related asset.

We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses. Our asset retirement obligations relate to the platform facilities of Atlantis, Holstein and Mad Dog. We have recognized asset retirement obligations of $5.8 million and $5.5 million as of December 31, 2018 and 2017, respectively.

Environmental Liabilities

Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties. Projected cash expenditures are presented on an undiscounted basis. At December 31, 2018 and 2017, no amounts were accrued by the Company for environmental liabilities.

Revenue Recognition

In general, we recognize revenue from customers when all of the following criteria are met: 1) persuasive evidence of an exchange arrangement exists; 2) delivery has occurred or services have been rendered; 3) the price is fixed or determinable; and 4) collectability is reasonably assured. Revenues for the transportation of natural gas are recognized based on volumes received from the Holstein, Mad Dog, and Atlantis production facilities and delivered to the Ship Shoal Block 332 interconnect facilities in accordance with contractual terms with the respective shippers at the time the transportation services are delivered.

Income Taxes

The Company is treated as a partnership under the provisions of the United States Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for income taxes, as the results of operations and related credits and deductions will be passed through to and taken into account by its Members in computing their respective income taxes.

On December 22, 2017, the Tax Cuts and Jobs Act bill was enacted, which includes a broad range of tax reform legislation affecting businesses, including reducing the corporate tax rate, changes to business deductions and sweeping changes to international tax provisions. The Company analyzed these impacts and believe that the impacts would be on the members of the entity and not the entity itself. As such, no adjustment was made to the financial statements in relation to tax reform.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Management believes that its estimates are reasonable.

Exhibit 99.5

3. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2014-09 to Topic 606, Revenue from Contracts with Customers, which superseded nearly all revenue recognition guidance in Topic 605, Revenue Recognition, under GAAP. The ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The update is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2018. The update allows for either “full retrospective” adoption, meaning the standard is applied to all of the periods presented, or “modified retrospective” adoption, meaning the standard is applied only to the most current period presented in the financial statements.

We adopted the requirements of the new standard on January 1, 2019 under the modified retrospective transition method. We performed a review of all our revenue contracts to evaluate the effect of the new standard on our revenue recognition practices and concluded that there is no impact from the adoption of this standard. Thus, no cumulative effect transition adjustment was made to equity. We have also completed the evaluation of new disclosure requirements and identification of impacts to our business processes, systems and controls to support recognition and disclosure under the new guidance.

In February 2016, the FASB issued ASU 2016-02 to Topic 842, Leases, which requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either a financing lease or operating lease with classification affecting the pattern of expense recognition in the statements of income and presented in the statements of cash flows. This update also requires improved disclosures to help users of financial statements better understand the amount, timing and uncertainty of cash flows arising from leases. For lessors, this update modifies the classification criteria and the accounting for sales-type and direct financing leases. This update is effective on a modified retrospective basis.

Under the new standard, the adoption date for non-public business entities is January 1, 2020. We plan to adopt ASC Topic 842 at that time; and are currently evaluating its impact to our financial statements and related disclosures.

4. Pipelines and Equipment, Net

Pipelines and equipment at December 31, 2018 and 2017 consist of the following:

	December 31
	2018	2017
	(In Thousands)
Transportation assets	$335,261	$335,261
Line fill inventory	724	724
Deepwater pipeline repair equipment	3,571	3,571
	339,556	339,556
Less accumulated depreciation	(113,510)	(107,940)
Pipelines and equipment, net	$226,046	$231,616

Pipeline assets consist of, among other things, pipeline construction, line pipe, line pipe fittings, and pumping equipment. Pipelines and equipment are depreciated using the straight-line method. Total depreciation expense was $5.6 million and $5.7 million for the years ended December 31, 2018 and 2017, respectively.

5. Related-Party Transactions

A significant portion of the Company’s operations is with related parties. The Company earned $20.8 million and $21.0 million of transportation revenues from related parties during 2018 and 2017, respectively.

The Company had accounts receivable due from Members and their affiliates of $2.0 million and $2.6 million at December 31, 2018 and 2017, respectively, for transportation services provided.

Exhibit 99.5

The Company has no employees and relies on the Operator to provide personnel to perform daily operating and administrative duties on behalf of the Company. In accordance with the Operating Agreement and other agreements between the Members, management services are provided to the Company by MGTSI through June 2017 and SPLC starting July 2017. These include corporate facilities and services such as executive management, supervision, accounting, legal, and other normal and necessary services in the ordinary course of the Company’s business. The management fees paid for costs and expenses incurred on behalf of the Company were $0.7 million during both 2018 and 2017. In 2017, $0.35 million was paid to both MGTSI and SPLC as each served as Operator for 6 months of the year. At December 31, 2018 and 2017, the Company had payables due to Members and their affiliates of $0.2 million and $0.1 million, respectively.

6. Asset Retirement Obligation

The value of the AROs was determined based upon expected future costs using existing technology.

The changes in the Company’s AROs for the years ended December 31, 2018 and 2017 were as follows (in thousands):

Balance at January 1, 2017	$5,151
Accretion expense	303
Balance at December 31, 2017	5,454
Accretion expense	320
Balance at December 31, 2018	$5,774

7. Commitments and Contingencies

In the ordinary course of business, the Company is subject to various laws and regulations, including regulations of the FERC. In the opinion of management, the Company is in compliance with existing laws and regulations and is not aware of any violations that will materially affect the financial position, results of operations, or cash flows of the Company.

8. Subsequent Events

In preparing the accompanying financial statements, we have reviewed events that have occurred after December 31, 2018 up until February 18, 2019, which is the date of the issuance of the financial statements. Any material subsequent events that occurred during this time have been properly disclosed in the financial statements.